SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated November 13, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

LAURENTIAN BANK AND CGI EXTEND THEIR IT OUTSOURCING CONTRACT FOR AN ADDITIONAL FIVE YEARS

Montreal, Quebec, November 13, 2006 - Laurentian Bank of Canada and CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) today announced the extension of their existing IT outsourcing contract until 2016. The contract extension is valued at more than $100 million and covers the period between June 2011 and June 2016.

“We are pleased with CGI’s level of quality and commitment,” noted Laurentian Bank’s President and CEO, Raymond McManus. “This solid partnership allows us to achieve our business objectives while maximizing our investments”, added Réjean Robitaille, Laurentian Bank’s Senior Executive Vice-President and Chief Operating Officer.

The services covered by the IT outsourcing agreement include project development, application maintenance and evolution, production management, operations support, technology deployment as well as the technical support for the Bank’s automated banking machine network.

Collaboration between the two companies originally dates back to 1998 and the original outsourcing contract was signed in 2001.

“We appreciate the trust that Laurentian Bank places on our company” added Michael E. Roach, President and Chief Executive Officer of CGI. “We are pleased to be extending this long-term partnership and look forward to contribute to the Bank’s evolution and growth.”

About Laurentian Bank of Canada
Laurentian Bank of Canada is a Quebec banking institution operating across Canada, dedicated to meeting the financial needs of its clients through the excellence of its service, its simplicity and its proximity. The Bank serves individual consumers, small and medium-sized businesses as well as, through B2B Trust, independent financial advisors. It also provides full-service brokerage solutions through the Laurentian Bank Securities subsidiary. Laurentian Bank is well established in the Province of Quebec, operating the third largest retail branch network and is a performing player in specific market segments elsewhere in the country. Laurentian Bank of Canada has over $17 billion in balance sheet assets and close to $15 billion in assets under administration. Founded in 1846, the Bank employs more than 3,200 people. Its common shares are listed on the Toronto Stock Exchange (TSX: LB). For more information, please visit www.laurentianbank.ca.

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology (IT) and business process services firms in the world. CGI and its affiliated companies employ approximately 24,500 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the U.S., Europe and Asia Pacific as well as from centers of excellence in Canada and the U.S., Europe and India. CGI's annualized revenue run rate is currently $3.5 billion (US$3.1 billion) and at June 30, 2006, CGI's order backlog was $13.3 billion (US$11.9 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of the Ontario Securities Act, as amended. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (“MD&A”) in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in CGI’s annual and quarterly MD&A and Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. Except to the extent required by law, CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:
Investors:
Lorne Gorber
Vice-President, Global Communications and
Investor Relations
lorne.gorber@cgi.com
(514) 841-3355

Media:
Philippe Beauregard
Director, Public Affairs
philippe.beauregard@cgi.com
(514) 841-3218

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
(Registrant)

Date: November 13, 2006	By /s/ David G. Masse
Name: David G. Masse
Title: Assistant Corporate Secretary